650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 16, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Katherine Wray
Stephen Krikorian
Laura Veator

Re:	Square, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 6, 2015
File No. 333-207411

Ladies and Gentlemen:

On behalf of our client, Square, Inc. (“Square” or the “Company”), we submit this letter in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission in telephone conversations on November 13, 2015 and November 16, 2015, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, we are providing copies of this letter to the Staff by overnight delivery.

Except as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 4 to the Registration Statement that we are filing via EDGAR concurrently with this letter.

In response to the Staff’s comment regarding Jack Dorsey’s offer letter, the Company respectfully advises the Staff that it is refiling a new confirmatory offer letter with Mr. Dorsey that addresses his work with Twitter, Inc. (“Twitter”).

In response to the Staff’s comment regarding the incremental $25.0 million of capacity under the Company’s revolving secured credit facility, the Company respectfully advises the Staff that it is filing the commitment letter as Exhibit 10.14A to the Registration Statement.

In response to the Staff’s comment regarding Mr. Dorsey’s time commitment between the Company and Twitter, the Company respectfully advises the Staff that it has updated the disclosure on page 148 of the Registration Statement to disclose that Mr. Dorsey generally divides his time roughly equally between Square and Twitter several days a week, and he retains flexibility to ensure he can re-allocate his time based on the needs of each business. However, the particulars of his time-allocation strategy may change over time.

Lastly, in response to the Staff’s comment regarding the inclusion of the additional shares of common stock to be issued upon conversion of the Series E convertible preferred stock in the calculation

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

November 16, 2015

of pro forma net loss per share, the Company respectfully advises the Staff that it has included new disclosure on page F-43 of the Registration Statement to disclose the unaudited basic and diluted pro forma net loss per share including the additional shares for the year ended December 31, 2014 and the nine months ended September 30, 2015.

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Securities and Exchange Commission

November 16, 2015

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ David J. Segre

David J. Segre

cc:	Dana R. Wagner, Square, Inc.
Sydney B. Schaub, Square, Inc.
Tait O. Svenson, Square, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

David C. Karp, Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Wachtell, Lipton, Rosen & Katz
Gordon Moodie, Wachtell, Lipton, Rosen & Katz

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP
Daniel N. Webb, Simpson Thacher & Bartlett LLP